Exhibit 2.s.9

RBC ACQUISITION CORP.

AND SUBSIDIARY

CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2014

Contents

Page

Independent Auditors’ Report	1 - 2

Consolidated Financial Statements

Consolidated Balance Sheet	3

Consolidated Statement Of Operations	4

Consolidated Statements Of Redeemable Series A Preferred Stock And Stockholders’ Deficit	5

Consolidated Statement Of Cash Flows	6

Notes To Consolidated Financial Statements	7 - 20

Independent Auditors’ Report

Board of Directors

RBC Acquisition Corp.

St. Louis, Missouri

Report On The Consolidated Financial Statements

We have audited the accompanying consolidated financial statements of RBC Acquisition Corp. and subsidiary, which comprise the consolidated balance sheet as of September 30, 2014, and the related consolidated statements of operations, redeemable Series A preferred stock, stockholders’ deficit and cash flows for the year then ended and the related notes to the consolidated financial statements.

Management’s Responsibility For The Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

Board of Directors

RBC Acquisition Corp.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of RBC Acquisition Corp. and subsidiary as of September 30, 2014, and the results of their operations and their cash flows for the year then ended, in accordance with accounting principles generally accepted in the United States of America.

/s/ RubinBrown LLP

St. Louis, Missouri
December 5, 2014

RBC ACQUISITION CORP. AND SUBSIDIARY

CONSOLIDATED BALANCE SHEET

September 30, 2014

Assets
Current Assets
Cash and cash equivalents	$238,185
Accounts receivable	2,757,998
Inventories	3,903,940
Prepaid expenses and other current assets	95,971

Total Current Assets	6,996,094

Property, Plant And Equipment, Net	7,498,363

Goodwill	4,205,532

Intangible Assets, Net	9,370,833

Other Assets	229,101

$28,299,923

Liabilities And Stockholders’ Deficit

Current Liabilities
Current maturities of long-term debt	$21,294
Accounts payable	980,615
Accrued expenses	417,915
Accrued interest	1,331,026
Accrued taxes	75,000

Total Current Liabilities	2,825,850

Deferred Revenue	150,000

Long-Term Deferred Tax Liability	337,500

Line of Credit	4,000,000

Long-Term Debt	23,332,310

Redeemable Series A Preferred Stock	6,295,354

Commitments and Contingencies (Notes 2, 7, and 13)

Stockholders’ Deficit
Common stock:
$0.0001 par value, 10,000,000 shares authorized, 145,390 shares issued and outstanding at September 30, 2014	15
Common-B stock:
$0.0001 par value, 10,000,000 shares authorized, 1,999,996 shares issued and outstanding at September 30, 2014	200
Additional paid-in capital	858
Accumulated deficit	(8,642,164)

Total Stockholders’ Deficit	(8,641,091)

$28,299,923

See the accompanying notes to consolidated financial statements.	Page 3

RBC ACQUISITION CORP. AND SUBSIDIARY

CONSOLIDATED STATEMENT OF OPERATIONS

For the Year Ended September 30, 2014

Revenues
General	$12,182,307
Research and development	877,640

Total Revenues	13,059,947

Cost Of Sales
General	9,346,604
Research and development	1,816,829

Total Cost Of Sales	11,163,433

Operating Expenses	2,149,304

Amortization of intangible assets	950,000

Loss From Operations	(1,202,790)

Other Expenses
Interest expense	3,177,644
Non-cash interest expense	2,305,295
Other income	(179,869)

Total Other Expenses	5,303,070

Pretax Net Loss	(6,505,860)

Income Tax Benefit	(1,155,165)

Net Loss	$(5,350,695)

See the accompanying notes to consolidated financial statements.	Page 4

RBC ACQUISITION CORP. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF REDEEMABLE

SERIES A PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT

For The Year Ended September 30, 2014

	Redeemable Series A Preferred Stock		Common Stock		Common-B Stock		Additional Paid-In	Accumulated	Total Stockholders’
	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Deficit	Deficit

Balance - September 30, 2013	2,299,000	$2,446,463	2,000,000	$200	—	$—	$800	$(2,142,578)	$(2,141,578)

Issuance Of Redeemable Series A Preferred Stock	2,700,000	2,700,000	—	—	—	—	—	—	—

Issuance Of Common Stock	—	—	145,386	15	—	—	58	—	73

Exchange of Common Stock for Common-B Stock	—	—	(1,999,996)	(200)	1,999,996	200	—	—	—

Cumulative Series A Preferred Stock Dividend Accrual	—	1,148,891	—	—	—	—	—	(1,148,891)	(1,148,891)

Net Loss	—	—	—	—	—	—	—	(5,350,695)	(5,350,695)

Balance - September 30, 2014	4,999,000	$6,295,354	145,390	$15	1,999,996	$200	$858	$(8,642,164)	$(8,641,091)

See the accompanying notes to consolidated financial statements.	Page 5

RBC ACQUISITION CORP. AND SUBSIDIARY

CONSOLIDATED STATEMENT OF CASH FLOWS

For The Year Ended September 30, 2014

Cash Flows From Operating Activities
Net loss	$(5,350,695)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	2,130,793
Non-cash interest expense	2,305,295
Loss on sale of equipment	16,223
Deferred income tax benefit	(1,155,165)
Changes in assets and liabilities, net of assets acquired and liabilities assumed in business combination:
Increase in accounts receivable	(452,324)
Increase in inventories	(621,955)
Increase in prepaid expenses and other assets	(11,928)
Decrease in accounts payable	(581,619)
Increase in accrued expenses	163,871
Increase in accrued interest	917,888
Decrease in accrued taxes	(11,443)
Increase in deferred revenue	150,000

Net Cash Used In Operating Activities	(2,501,059)

Cash Flows Used In Investing Activities
Payments for equipment and leasehold improvements	(355,163)

Cash Flows From Financing Activities
Principal payments on long-term debt	(78,382)
Issuance of redeemable preferred stock	2,700,000
Issuance of common stock	73

Net Cash Provided By Financing Activities	2,621,691

Net Decrease In Cash And Cash Equivalents	(234,531)

Cash And Cash Equivalents - Beginning Of Year	472,716

Cash And Cash Equivalents - End Of Year	$238,185

Supplemental Disclosure Of Cash Flow Information
Interest paid	$2,108,213
Series A preferred stock dividend (Note 8)	1,148,891

See the accompanying notes to consolidated financial statements.	Page 6

RBC ACQUISITION CORP. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2014

1.	Operations

RBC Acquisition Corp. was formed and began operations on March 7, 2013 when it acquired all outstanding stock of Reliable Biopharmaceutical Corporation (RBC) for a purchase price of $1 and potential contingent consideration based on certain financial metrics.

Revenues are predominately earned from the manufacture and sale of both high quality active pharmaceutical ingredients and high purity ingredients for human care. Its manufacturing operations are located in St. Louis, Missouri. RBC grants credit to its customers, located throughout the world.

RBC is a Food and Drug Administration inspected developer and “current good manufacturing process” manufacturer of active pharmaceutical ingredients for the generic pharmaceutical industry, excipients for the biopharmaceutical and pharmaceutical industries, nucleic acid derivatives, and reagent formulations for the diagnostic and medical device industries. RBC sells to biopharmaceutical, pharmaceutical, medical device, and diagnostic companies worldwide.

RBC has a wholly-owned subsidiary, RBC Real Estate Holdings, LLC (REH). REH’s sole business activity is the lease of manufacturing and office facilities to RBC.

2.	Summary Of Significant Accounting Policies

Principles Of Consolidation

The consolidated financial statements include the accounts of RBC Acquisition Corp. and its wholly-owned subsidiary, RBC and RBC’s wholly-owned subsidiary, REH, which are collectively referred to as the Company. Significant intercompany accounts and transactions have been eliminated in consolidation.

Estimates And Assumptions

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from those estimates.

RBC ACQUISITION CORP. AND SUBSIDIARY

Notes To Consolidated Financial Statements (Continued)

Cash And Cash Equivalents

The Company considers all highly liquid, temporary investments with original maturities of three months or less to be cash equivalents. Cash and cash equivalents may periodically exceed those amounts insured by federal agencies.

Accounts Receivable

Accounts receivable are stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible amounts through a charge to earnings and a credit to the allowance for doubtful accounts based on its assessment of the current status of individual accounts. Balances still outstanding after management has used reasonable collection efforts are written off through a charge to the allowance for doubtful accounts and a credit to accounts receivable. The allowance for doubtful accounts as of September 30, 2014 is $500.

Inventories

Inventories are valued at the lower of cost (specific identification method) or market. Work in process and finished goods inventories are valued at the cost of raw materials plus direct labor and applied factory overhead, not in excess of market.

Property, Plant And Equipment

Property, plant and equipment are carried at cost, less accumulated depreciation. Expenditures which extend the useful lives of the assets are capitalized, while maintenance and repairs are expensed as incurred.

Leasehold improvements are amortized over the lesser of the lease term or estimated useful life of the improvement. Depreciation is recorded on a straight-line basis over the following estimated useful lives of the assets:

Building	39 Years
Leashold Improvements	10 - 31 Years
Machinery and Office Equipment	5-15 Years
Automobiles	10 Years

RBC ACQUISITION CORP. AND SUBSIDIARY

Notes To Consolidated Financial Statements (Continued)

Goodwill And Intangible Assets

Goodwill represents the excess of the fair values of the liabilities assumed over the identifiable assets acquired, including identifiable intangible assets, in the acquisition of RBC. Qualitatively, goodwill represents such factors as the benefit of consolidating ownership to one party, confidence in management’s plans and abilities, as well as the value of the assembled work force. Goodwill is not amortized and must be tested annually for impairment or more frequently if events or changes in circumstances indicate that the asset may be impaired. Goodwill is not expected to be deductable for tax purposes. During fiscal 2014, the Company finalized its purchase price allocation with respect to deferred taxes. As a result, goodwill and deferred tax liability were increased by $205,575.

The Company tested its goodwill in the fourth quarter of the year ended September 30, 2014 with no impairment charges deemed necessary from testing.

The Company acquired certain trademarks and in-process research and development in the acquisition of RBC. These assets have indefinite lives and, as such, are not amortized. The Company must test indefinite-lived assets for impairment annually, or more frequently if circumstances indicate impairment may have occurred. There was no impairment loss recognized during the 2014.

The Company acquired developed technology in conjunction with the acquisition of RBC. Developed technology is amortized on a straight line basis over its estimated useful life of 10 years.

Revenue Recognition

The Company generally recognizes product revenue when persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable, and collectibility is probable. Customers are offered a limited return policy if the product fails to meet specific tests upon receipt. Sales returns and allowances amounted to $189,115 and are netted against revenues. At September 30, 2014, no allowance was recorded for sales returns.

Shipping and handling billed to customers is included in revenues and the related cost is included in cost of sales.

The Company periodically recognizes product revenue before delivery has occurred (bill and hold sales) as long as the following criteria are met:

•	The Company has transferred to the buyer the significant risks and rewards of ownership of the goods;

RBC ACQUISITION CORP. AND SUBSIDIARY

Notes To Consolidated Financial Statements (Continued)

•	The Company does not retain effective control over the goods or continuing managerial involvement to the degree usually associated with ownership;

•	The amount of revenue can be measured reliably;

•	It is probable that the economic benefits of the sale will flow to the Company;

•	Any costs incurred or to be incurred related to the sale can be measured reliably;

•	It is probable that delivery will be made;

•	The goods are on hand, identified and ready for delivery;

•	The buyer specifically acknowledges the deferred delivery instructions; and

•	Normal payment terms apply.

Revenue under the Company’s license and collaboration arrangements is recognized based on the performance requirements of the contract. Amounts received under such arrangements consist of up-front collaboration payments, periodic milestone payments and payments for research activities. The Company’s collaborations with multiple elements are divided into separate units of accounting if certain criteria are met, including whether the delivered element has stand-alone value. The consideration received is combined and recognized as a single unit of accounting when criteria for separation are not met.

The Company did not recognize any revenue during the year for performance requirements. The Company had $150,000 in outstanding performance requirements as of September 30, 2014.

Contingent Consideration

In connection with the acquisition of RBC, the acquirer has a contingent consideration arrangement that requires payment to the former owners of RBC upon sale of RBC if certain metrics are met. For proceeds received in excess of outstanding equity, in addition to an amount equal to an internal rate of return of 10% on the equity compounded annually (the initial amount), the former owners are entitled to receive an amount equal to 17.5% of the initial amount. The former owners shall also be entitled to 17.5% of all additional proceeds.

RBC ACQUISITION CORP. AND SUBSIDIARY

Notes To Consolidated Financial Statements (Continued)

Each year the Company, on behalf of the acquirer, will reassess the contingent consideration obligation associated with the acquisition and record changes in the fair value as contingent consideration expense or income. Increases or decreases in the fair value of the contingent consideration obligations can result from changes in assumed discount periods and rates, changes in the assumed timing and amount of revenue and expense estimates and changes in assumed probability with respect to the attainment of certain financial and operational metrics. Significant judgment is employed in determining these assumptions as of the acquisition date and for each subsequent period. Accordingly, future business and economic conditions, as well as changes in any of the assumptions described above, can materially impact the amount of contingent consideration expense (income) recorded in any given period.

Advertising

Advertising costs for the period were insignificant and are recognized in the period in which the related expenses are incurred.

Research And Development Costs

Research and development costs are charged to expense in the period incurred and are included in cost of sales - research and development. The direct salaries for research and development were $610,774. The direct costs of materials used in research and development were $61,825.

RBC ACQUISITION CORP. AND SUBSIDIARY

Notes To Consolidated Financial Statements (Continued)

Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, including accounts receivable, inventory, fixed assets, and intangible assets. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred income tax expense represents the change during the period in the deferred tax assets and deferred tax liabilities. The components of the deferred tax assets and liabilities are individually classified as current and noncurrent based on their characteristics. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Accounting guidance for income taxes provides a two-step approach to recognizing and measuring tax benefits when the benefits’ realization is uncertain. The first step is to determine whether the benefit is to be recognized. The second step is to determine the amount to be recognized. The two-step approach is outlined below:

•	Income tax benefits should be recognized when, based on the technical merits of a tax position, the company believes that if a dispute arose with the taxing authority and was taken to a court of last resort, it is more likely than not (i.e., a probability of greater than 50%) that the tax position would be sustained as filed; and

•	If a position is determined to be more likely than not of being sustained, the amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized upon ultimate settlement with the taxing authority.

The Company recognizes interest and penalties related to uncertain tax positions in income tax expense. As of September 30, 2014, the Company had accrued no interest related to uncertain tax matters.

The Company’s federal and state tax returns for tax years 2010 and later remain subject to examination by taxing authorities.

RBC ACQUISITION CORP. AND SUBSIDIARY

Notes To Consolidated Financial Statements (Continued)

If management’s assessment of unrecognized tax benefits is not representative of actual outcomes, the consolidated financial statements could be impacted in the period of settlement or when the statute of limitations expires.

Subsequent Events

Management has evaluated subsequent events through December 5, 2014, the date which the consolidated financial statements were available for issue.

3.	Inventories

Inventories consist of:

Raw materials	$897,353
Work in process	777,606
Finished goods	2,228,981

$3,903,940

4.	Property, Plant And Equipment

Property, plant and equipment consist of:

Land	$450,000
Building	1,717,379
Machinery and equipment	5,231,363
Office and equipment	172,074
Leasehold improvements	1,530,272
Automobiles	5,250
Equipment not placed in service	218,073

9,324,411
Less: Accumulated depreciation and amortization	1,826,048

$7,498,363

Depreciation and amortization of property, plant and equipment charged against income amounted to $1,163,927 during the year. During the year, partially depreciated machinery and equipment with an historical cost of $17,450 was disposed.

RBC ACQUISITION CORP. AND SUBSIDIARY

Notes To Consolidated Financial Statements (Continued)

5.	Intangible Assets

Intangible assets consist of:

		Accumulated
	Asset	Amortization	Total

Developed technology	$9,500,000	$1,504,167	$7,995,833
Trademarks	900,000	—	900,000
In-Process R&D	475,000	—	475,000

	$10,875,000	$1,504,167	$9,370,833

Amortization of intangible assets charged against income amounted to $950,000 during the year. Projected amortization of intangible assets over the next five years is as follows:

Year	Amount

2015	$950,000
2016	950,000
2017	950,000
2018	950,000
2019	950,000
Thereafter	3,245,833

$7,995,833

6.	Line Of Credit

The Company has a revolving line-of-credit agreement with an affiliate of a stockholder whose borrowings are limited to lesser of, (1) 85% of eligible accounts receivable plus 50% of eligible inventories, or (2) $4,000,000. Outstanding balances at September 30, 2014 amounted to $4,000,000 and bear interest at a rate equal to the greater of 9% or the 30-day LIBOR rate plus 7%. The rate in effect at September 30, 2014 was 9%. As of May 2014, all scheduled interest and principal payments on the line-of-credit ceased. As a result of the payment default, the Company was in breach of the terms of all debt agreements. On November 6, 2014, the lender waived all breaches and amended the debt agreements to extend maturity dates. The Company is scheduled to resume payments of principal and interest under the amended debt terms beginning June 1, 2015. All balances then outstanding are due and payable on December 22, 2015. This agreement contains an unused line fee equal to 1% of the available unused balance payable monthly.

RBC ACQUISITION CORP. AND SUBSIDIARY

Notes To Consolidated Financial Statements (Continued)

7.	Long-Term Debt

Long-term debt consists of:

Note payable to affiliate of acquirer, mortgage loan - secured by all real property, payable in monthly installments of $65,177 including principal and interest at 9.5%, with a balloon payment due in December 2015	$6,890,765
Note payable to affiliate of acquirer, last out term loan (meaning if the Company is liquidated, the holder of the last out term loan is paid after the senior debt holders) - secured by all business assets, payable in monthly installments of interest at the greater of 12% or the 30-day LIBOR rate plus 10%, plus quarterly principal installments of $30,059, due in December 2015	11,392,266
Note payable to affiliate of acquirer, subordinated loan - secured by all business assets, payable in monthly installments of interest only at 12.5%, due in December 2015. Principal balance of $6,000,000. Carrying amount is net of unamortized fair value discount of $929,427, based on an effective interest rate of 83%.	5,070,573

23,353,604
Less: Current maturities	21,294

Long-term debt	$23,332,310

The 30-day LIBOR rate at September 30, 2014 was 0.1541%.

Contractual scheduled maturities of the above debt are as follows:

Year	Amount

2015	$21,294
2016	23,332,310

$23,353,604

Contractual interest expense incurred on all debt amounted to $3,177,644 during the period.

RBC ACQUISITION CORP. AND SUBSIDIARY

Notes To Consolidated Financial Statements (Continued)

All debt instruments contain certain restrictive covenants, which among other things, establish minimum consolidated EBITDA and maximum capital expenditures. As of May 2014, all scheduled interest and principal payments on debt instruments ceased. As a result of the payment default, the Company was in breach of the terms of all debt agreements. The lender waived all breaches and, on November 6, 2014, amended the debt agreements to extend maturity dates. The Company is scheduled to resume payments of principal and interest under the amended debt terms beginning June of 2015. All maturity dates were extended to December 22, 2015.

As part of the acquisition of RBC, the lender waived all covenant breaches in prior periods as well as payment default that occurred under previous ownership. The conditional interest resulting from payment default totaled $774,000 at September 30, 2014 and will not accrue additional interest. This conditional interest is due only upon a future change in control and no liability is recorded in the consolidated statements for this amount

8.	Common Stock

At October 1, 2013, the authorized common stock of the Company consisted of one class of common stock with 10,000,000 shares authorized.

On February 12, 2014, the Company issued 50 common shares to the president of the Company for total consideration of $0.025. The majority stockholder exchanged 1,999,996 shares of common stock for the same number of Common-B shares, reducing the majority stockholder to 4 shares of common stock.

The common stock has one vote per share, and the Common-B stock and Preferred stock have no voting rights. However, the stockholders’ agreement and certificate of incorporation provide other rights to the Common-B stockholders, which include among other things, the right to exchange Common-B stock for common stock under certain triggering events.

RBC ACQUISITION CORP. AND SUBSIDIARY

Notes To Consolidated Financial Statements (Continued)

9.	Series A Preferred Stock

Series A Preferred Stock (preferred stock) is redeemable, at the option of the Company or the holder, for an amount equal to the original purchase price plus all accrued and unpaid dividends. All unpaid dividends to preferred stockholders must be paid before declaring a dividend to common stockholders. Preferred stock holds dividend and liquidation preferences over common stock. On matters presented to the stockholders of the Company, the holders of preferred stock shall not be entitled to vote.

During the year, 2,700,000 shares of preferred stock were issued at a price of $1 per share. The Company recorded a preferred stock dividend of $1,148,891 during the year. The dividend rate is determined by the aggregate amount of outstanding shares of preferred stock as follows:

Aggregate Amount of Outstanding Shares of Series A Preferred Stock	Rate
Up to 1,000,000	8.0%
Up to 2,000,000	10.0%
Up to 3,000,000	12.5%
Up to 4,000,000	17.5%
Up to 5,000,000	25.0%

10.	Profit Sharing 401(k) Plan

The Company has a qualified, noncontributory, trusteed profit sharing 401(k) plan (the Profit Sharing Plan) covering substantially all employees. Employees may contribute 1% to 50% of their annual compensation to the Profit Sharing Plan, within federal guidelines. The Company may elect to match a percentage of the employee contributions in accordance with the provisions set forth in the Profit Sharing Plan. The Company made matching contributions of $121,333 during the year.

In addition, the Company may also make discretionary profit sharing contributions to the Profit Sharing Plan. No such contributions were made to the Profit Sharing Plan during the year.

RBC ACQUISITION CORP. AND SUBSIDIARY

Notes To Consolidated Financial Statements (Continued)

11.	Share-Based Compensation

In 2013, the Company established the RBC Acquisition Corp. 2013 Stock Incentive Plan (the Plan). The Board of Directors, at its discretion, may grant options to eligible participants. Share options under the Plan vest over a period of four years. The number of shares subject to options available for issuance under the Plan cannot exceed 666,667. A summary of the activity under the Plan as of September 30, 2014, and changes during the year then ended is presented below:

		Weighted-Average
Employee And Director Options	Shares	Exercise Price	Remaining Contractual Term

Outstanding at October 1, 2013	601,337	$0.0005	3.9

Exercised	(145,336)	$0.0005

Outstanding at September 30, 2014	456,001	$0.0005	2.9

Exercisable at September 30, 2014	456,001	$0.0005	2.9

There was no share-based compensation expense in 2014 as all previously issued and outstanding options had a grant date fair value of zero.

RBC ACQUISITION CORP. AND SUBSIDIARY

Notes To Consolidated Financial Statements (Continued)

12.	Income Taxes

The federal and state income tax benefit is summarized as follows:

Current:
Federal	$—
State	—

Deferred:
Federal	$1,047,350
State	107,815

Total income tax benefit	$1,155,165

A reconciliation of income tax benefit with amounts determined by applying the statutory U.S. federal income tax rate to income before income taxes is as follows:

Benefit for federal income taxes at the statutory rates	$2,211,990
Benefit for state income taxes	227,572
Meals and entertainment	(1,289)
Valuation allowance	(1,283,108)

Total income tax benefit	$1,155,165

RBC ACQUISITION CORP. AND SUBSIDIARY

Notes To Consolidated Financial Statements (Continued)

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax assets and liabilities are as follows:

Current deferred tax assets (liabilities):
Accrued liabilities and allowances	$316,817
Accrued compensation	45,451
Prepaid insurance	(348,535)

Total current deferred tax assets	13,733
Valuation allowance	(13,733)

Net current deferred tax asset	$—

Long-term deferred tax assets (liabilities):
Intangible assets	$(3,514,062)
Charitable contribution carryforward	1,688
Property and equipment	805,124
Net operating loss carryforwards	3,637,385
R&D carryforward	1,740

Total long-term deferred tax assets	931,875
Valuation allowance	(1,269,375)

Net noncurrent deferred tax liability	$(337,500)

At September 30, 2014, the Company had approximately $7,100,000 in unused net operating loss carryforwards that may be applied against future taxable income and begin expiring in September 2032. Of that amount, approximately $5,400,000 is limited to a maximum usage of approximately $1,100,000 per year. The remaining $1,700,000 of net operating losses has no limitations as to use per year.

13.	Sales Concentration

The Company has a concentration with three customers to whom it sells several commercial products and provides research and development services. Transactions with these three customers accounted for approximately $6,961,773 or 53% of total sales during the year. Accounts receivable from these three customers amounted to approximately $1,283,242, or 50% of gross accounts receivable as of September 30, 2014

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